UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to § 240.13d-1 (b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Poema Global Holdings Corp.

(Name of Issuer)

CLASS A ORDINARY SHARES, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

G7154B107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7154B107	Schedule 13G	Page 1 of 9

1	NAME OF REPORTING PERSONS Poema Global Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,525,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,525,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G7154B107	Schedule 13G	Page 2 of 9

1	NAME OF REPORTING PERSONS Emmanuel DeSousa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,525,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,525,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G7154B107	Schedule 13G	Page 3 of 9

1	NAME OF REPORTING PERSONS Joaquin Rodriguez Torres
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,525,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,525,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G7154B107	Schedule 13G	Page 4 of 9

1	NAME OF REPORTING PERSONS Homer Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,525,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,525,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. G7154B107	Schedule 13G	Page 5 of 9

1	NAME OF REPORTING PERSONS Marc Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,525,000(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,525,000(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,525,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%(1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 4. Represents 8,525,000 Class B ordinary shares, $0.0001 par value per share, of the Issuer (the “Class B ordinary shares”) directly held by Poema Global Partners LLC (the “Sponsor”) and which will automatically convert into the Class A ordinary shares, $0.0001 par value per share, of the Issuer (the “Class A ordinary shares”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s Prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on January 5, 2021 (File Nos. 333-251466 and 333-251907) (the “IPO Prospectus”) or the Issuer’s amended and restated memorandum and articles of association.

(2)	Based on 34,500,000 Class A ordinary shares, $0.0001 par value, and 8,625,,000 Class B ordinary shares, $0.0001 par value, issued and outstanding as of January 5, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on January 6, 2022 and assuming the conversion of all the shares of Class B ordinary shares into Class A ordinary shares.

CUSIP No. G7154B107	Schedule 13G	Page 6 of 9

Item 1.

(a)	Name of Issuer.

Poema Global Holdings Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices.

101 Natoma St., 2F, San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing.

This Schedule 13G is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Poema Global Partners LLC (the “Sponsor”);

(ii) Emmanuel DeSousa;

(iii) Joaquin Rodriguez Torres;

(iv) Homer Sun; and

(v) Marc Chan

(b)	Address of Principal Business Office or, if none, Residence.

The principal business office of each of the Reporting Persons is:

101 Natoma St., 2F, San Francisco, CA 94105

(c)	Citizenship.

See responses to Item 4 on each of the cover pages of this Schedule 13G.

(d)	Title of Class of Securities.

Class A ordinary shares, $0.0001 par value per share.

(e)	CUSIP Number.

G7154B107.

CUSIP No. G7154B107	Schedule 13G	Page 7 of 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is:

☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) an investment company registered under Section 8 of the Investment Company Act.

☐	(e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

☒	Not applicable

Item 4.	Ownership.

The responses to Items 5 to 11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons hold 8,525,000 Class B ordinary shares, representing 19.8% of the Issuer’s issued and outstanding ordinary shares and assuming the conversion of all Class B ordinary shares into Class A ordinary shares.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holders thereof at a one-for-one basis, subject to adjustment, as more fully described in the Issuer’s amended and restated memorandum and articles of association or under the heading “Description of Securities—Founder Shares” in the issuer’s IPO prospectus.

The Sponsor is the record holder of the securities reported herein. Emmanuel DeSousa, Joaquin Rodriguez Torres, Homer Sun and Marc Chan are managing members of the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

***

CUSIP No. G7154B107	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Poema Global Partners LLC

	By:	/s/ Homer Sun
Name: Homer Sun
Title: Authorized Signatory

Dated: February 14, 2022

	By:	/s/ Emmanuel DeSousa
Emmanuel DeSousa

Dated: February 14, 2022

	By:	/s/ Joaquin Rodriguez Torres
Joaquin Rodriguez Torres

Dated: February 14, 2022

	By:	/s/ Homer Sun
Homer Sun

Dated: February 14, 2022

	By:	/s/ Marc Chan
Marc Chan

CUSIP No. G7154B107	Schedule 13G	Page 9 of 9

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among Poema Global Partners LLC, Emmanuel DeSousa, Joaquin Rodriguez Torres, Homer Sun and Marc Chan.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)